

TSX: NGD NYSE American: NGD

NEW GOLD DELIVERS HIGHEST PRODUCTION QUARTER OF 2024
Upcoming Catalysts to Showcase Significant Near-Term Free Cash Flow Generation

January 9, 2025 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) reports fourth quarter and full year operational results for the Company as of December 31, 2024.

The Company is providing notice that it will release its operational outlook, technical report summaries for Rainy River and New Afton, and updated Mineral Reserve and Mineral Resource Statement for the Company as of December 31, 2024 after market close on Wednesday, February 12, 2025. A conference call and webcast will be hosted on Thursday, February 13, 2025 at 1:00 pm Eastern Time.

The Company is also providing notice that it will release its fourth quarter and full year 2024 financial results after market close on Wednesday, February 19, 2025. The Company will host its fourth quarter and full year 2024 earnings conference call and webcast on Thursday, February 20, 2025 at 8:30 am Eastern Time.

Highest Production Quarter of the Year Highlighted by New Afton Beating Gold Production Guidance, Partially Offsetting Rainy River Underperformance

"The fourth quarter was our highest production quarter of the year. This was during a quarter that saw New Gold deliver on key growth milestones including commercial production at New Afton's C-Zone and first ore from Rainy River underground, both ahead of schedule," stated Patrick Godin, President & CEO. "New Afton delivered a standout quarter for gold production, beating the top end of its gold production guidance range. Rainy River experienced operational challenges in December impacting processing capabilities, leading to a slight miss on updated consolidated gold production guidance for the year."

"The Company continues to advance initiatives to shape its future. We will release two updated technical reports later this quarter, one for Rainy River and one for New Afton, to illustrate our ability to increase our production, decrease our costs, and maximize our free cash flow generation in the years to come," added Mr. Godin.

- Fourth quarter consolidated production was 80,438 ounces of gold and 14.5 million pounds of copper, representing the highest gold and copper production quarter of 2024, resulting in a 2% and 20% increase over the prior-year period, and 3% and 15% increase over the third quarter of 2024, respectively.

- New Afton fourth quarter production was 19,652 ounces of gold and 14.5 million pounds of copper, an increase of 19% gold production and 15% copper production over the third quarter. The B3 cave performed as planned, and C-Zone ore production is ramping up as planned following commercial production and crusher commissioning early in the fourth quarter. Gold production beat the top end of the original 2024 guidance, with copper production achieving the midpoint.

- Rainy River fourth quarter production was 60,786 ounces of gold. Fourth quarter operations were adversely impacted by unexpected mechanical down-time on the crushing and conveying system in December, leading to lower than expected throughput. As a result, fourth quarter production, specifically December production, was below plan, leading to gold production slightly below the updated 2024 guidance range.

- 2024 consolidated gold production of 298,303 ounces of gold was slightly below the updated consolidated guidance range of 300,000 to 310,000 ounces, while 54.0 million pounds of copper achieved the midpoint of initial copper production guidance range outlined at the start of 2024. Consolidated all-in sustaining costs[3] are expected to be at the low end of the guidance range of $1,240 to $1,340 per gold ounce sold on a by-product basis.



Operational Highlights

Consolidated[1]	Q4 2024	FY 2024	2024 Updated Guidance
Gold production (ounces)	80,438	298,303	300,000 – 310,000
Gold sold (ounces)	77,281	296,846	-
Copper production (Mlbs)	14.5	54.0	50 - 60
Copper sold (Mlbs)	13.6	50.0	-

New Afton Mine[1]	Q4 2024	FY 2024	2024 Original Guidance
Gold production (ounces)	19,652	72,609	60,000 – 70,000
Gold sold (ounces)	18,442	68,170	-
Copper production (Mlbs)	14.5	54.0	50 - 60
Copper sold (Mlbs)	13.6	50.0	-

Rainy River Mine[1]	Q4 2024	FY 2024	2024 Updated Guidance
Gold production (ounces)	60,786	225,694	230,000 - 240,000
Gold sold (ounces)	58,839	228,676	-


Operating Key Performance Indicators

New Afton Mine	Q4 2024	Q4 2023	FY 2024	FY 2023
New Afton Mine Only				
Tonnes mined per day (ore and waste)	**11,890**	9,933	**10,616**	9,771
Tonnes milled per calendar day	**13,189**	8,181	**11,439**	8,289
Gold grade milled (g/t)	**0.58**	0.73	**0.61**	0.72
Gold recovery (%)	**85**	90	**87**	90
Copper grade milled (%)	**0.62**	0.79	**0.65**	0.77
Copper recovery (%)	**87**	91	**89**	91
Gold production (ounces)	**19,310**	15,942	**71,551**	62,637
Copper production (Mlbs)	**14.5**	12.0	**54.0**	47.4
Ore Purchase Agreements[2]				
Gold production (ounces)	**342**	553	**1,058**	4,796

Rainy River Mine	Q4 2024	Q4 2023	FY 2024	FY 2023
Open Pit Only				
Tonnes mined per day (ore and waste)	**75,644**	109,895	**91,895**	119,948
Ore tonnes mined per day	**21,774**	29,377	**20,092**	34,007
Operating waste tonnes per day	**53,870**	47,838	**53,443**	53,537
Capitalized waste tonnes per day	**-**	32,681	**18,361**	32,404
Total waste tonnes per day	**53,870**	80,519	**71,803**	85,942
Strip ratio (waste:ore)	**2.47**	2.74	**3.57**	2.53
Underground Only				
Ore tonnes mined per day	**1,068**	859	**834**	857
Waste tonnes mined per day	**1,506**	653	**1,251**	506
Lateral development (metres)	**1,602**	659	**5,235**	3,030
Open Pit and Underground				
Tonnes milled per calendar day	**22,656**	25,046	**24,563**	24,012
Gold grade milled (g/t)	**0.97**	0.94	**0.85**	0.99
Gold recovery (%)	**93**	90	**92**	91



Operational Outlook and Life-of-Mine Technical Session Webcast

The Company will release its operational outlook, technical report summaries for Rainy River and New Afton, and updated Mineral Reserve and Mineral Resource Statement for the Company as of December 31, 2024 after market close on Wednesday, February 12, 2025. A conference call and webcast will be hosted on Thursday, February 13, 2025 at 1:00 pm Eastern Time.

- Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/LpXO3lgJWEK
- Participants may also listen to the conference call by calling North American toll free 1-888-699-1199, or 1-416-945-7677 outside of the U.S. and Canada, passcode 52116
- To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3V9yGSb to receive an instant automated call back.
- A recorded playback of the conference call will be available until March 13, 2025 by calling North American toll free 1-888-660-6345, or 1-289-819-1450 outside of the U.S. and Canada, passcode 52116. An archived webcast will also be available at www.newgold.com

Fourth Quarter and Full Year 2024 Conference Call and Webcast

The Company will release its fourth quarter and full year 2024 financial results after market close on Wednesday, February 19, 2025. A conference call and webcast will be hosted on Thursday, February 20, 2025 at 8:30 am Eastern Time.

- Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/nvDNqb8B0py
- Participants may also listen to the conference call by calling North American toll free 1-888-699-1199, or 1-416-945-7677 outside of the U.S. and Canada, passcode 58557
- To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/4fR2dsv to receive an instant automated call back.
- A recorded playback of the conference call will be available until March 20, 2025 by calling North American toll free 1-888-660-6345, or 1-289-819-1450 outside of the U.S. and Canada, passcode 58557. An archived webcast will also be available at www.newgold.com

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Endnotes
1. Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.

2. Key performance indicator data is inclusive of gold ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. These ounces represented approximately 2% of total gold ounces produced at New Afton during the quarter, using New Afton's excess mill capacity. All other ounces are mined and produced at New Afton.

3. "All-in sustaining costs (AISC) per gold ounce sold" is a non-GAAP financial performance measure that is used in this news release. This measure does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about this measure, and why it is used by the Company, see the "Non-GAAP Financial Performance Measures" section of this news release. New Gold will provide applicable historical information and reconciliation to the most directly comparable GAAP measure in its fourth quarter and full year 2024 financial results to be released on February 19, 2025



Non-GAAP Financial Performance Measures

"All-in sustaining costs per gold ounce sold" ("AISC") is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold ounce sold" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold ounce sold" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold ounce sold" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per gold ounce sold as the sum of cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, sustaining leases, capitalized and expensed exploration costs that are sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are non-sustaining (growth). Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially benefit the operation are classified as growth and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially benefit the operation are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs per gold ounce sold are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

To provide additional information to investors, the Company has also calculated all-in sustaining costs per gold ounce sold on a co-product basis for New Afton, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. By including cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: successfully generating significant near-term free cash flow; intended timing for and release of upcoming public disclosure; successfully increasing production, decreasing costs and maximizing free cash flow generation in the years to come; and expectations that consolidated AISC will be at the low end of the guidance range.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and commodity prices being approximately consistent with current levels and expectations for the purposes of guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the Rainy River Mine and New Afton Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine described herein being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the



United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company's operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats.. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Gord Simms, General Manager of the Rainy River Mine. Mr. Simms is a Professional Engineer and member of the Engineers and Geoscientists British Columbia. Mr. Simms is a "Qualified Persons" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.